Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

June 19, 2006

Final result

of the public tender offer of March 24, 2006, as amended by the Amendment of April 24, 2006, by X-Rite, Incorporated, Grandville / Michigan, USA, for all publicly held registered shares of Amazys Holding AG, Regensdorf, Switzerland, with a nominal value of CHF 2.40 each

Public tender offer

After the pre-announcement of January 31, 2006, X-Rite, Incorporated, Grandville / Michigan, USA (X-Rite) published on March 24, 2006 a public tender offer (Offer) for all publicly held registered shares with a nominal value of CHF 2.40 each (Amazys Shares) of Amazys Holding AG, Regensdorf, Switzerland (Amazys). The offer period was extended and the Offer was amended by an amendment published on April 24, 2006 (Amendment).

Final result at expiry of the additional acceptance period

By the end of the additional acceptance period on June 13, 2006, 4:00 p.m. CEST, 3,417,682 Amazys Shares corresponding to 99.60% of all 3,431,566 issued Amazys Shares (less treasury shares) have been tendered to X-Rite.

Fulfillment of conditions, cancellation and delisting

By the end of the offer period, conditions (a), (b) and (i) of the Offer have been fulfilled.

Conditions (c), (d), (e), (f), (g) and (h) of the Offer will remain in full force and effect as conditions subsequent within the meaning of Article 13 (4) TOO as further set out in section B.9. of the offer prospectus.

An extraordinary shareholders’ meeting of X-Rite will be held on June 30, 2006, in order to satisfy condition B.9. c).

An extraordinary shareholders’ meeting of Amazys will be held on July 3, 2006, in order to satisfy conditions B.9. f) and g).

Due to the acceptance level of more than 98%, X-Rite plans to cancel the remaining Amazys Shares in accordance with article 33 SESTA. In addition X-Rite will request the delisting of the Amazys Shares.

Settlement

The settlement of the Offer is planned to take place on July 5, 2006 (Settlement Date), unless delayed due to conditions subsequent.

The tender agent: